Exhibit 10.2

AMENDED AND RESTATED

INDEMNITY RETROCESSION AGREEMENT

between

GUGGENHEIM LIFE AND ANNUITY COMPANY

WILMINGTON, DELAWARE

(hereinafter referred to as the “Retrocedent”)

and

CLEAR SPRING LIFE INSURANCE COMPANY

AUSTIN, TEXAS

(hereinafter referred to as the “Retrocessionaire”)

TREATY # __________

ANNUITY

COINSURANCE

- i -

SCHEDULES

A.	POLICIES AND RISKS REINSURED

B.	REPORTS

C.	HEDGING EXPENSE ALLOWANCES

D.	DAC TAX ELECTION

- ii -

RECITALS

A.	The Retrocedent is a Delaware domiciled life and health insurance company, and the Retrocessionaire is a Texas life insurance company.

B.

The Retrocedent entered into an Indemnity Reinsurance Agreement dated September 6, 2012 and amended effective March 1, 2013 (as amended, the “Sentinel Reinsurance Agreement”) with Sentinel Security Life Insurance Company (“Sentinel”), domiciled in Utah. Pursuant to the Sentinel Reinsurance Agreement, Sentinel ceded to the Retrocedent and the Retrocedent has indemnity reinsured various quota shares of Sentinel’s policy liabilities with respect to certain contracts of Sentinel (collectively, the “Sentinel Policies”).

C.

The Retrocedent and the Retrocessionaire have agreed that the Retrocedent shall cede to the Retrocessionaire and the Retrocessionaire shall indemnity reinsure, as of the Effective Date, the same quota share of the Retrocedent’s Policy Liabilities under the Sentinel Reinsurance Agreement for a closed block of the Sentinel Policies as set forth on Schedule A (the “Retroceded Policies”).

D.

This Amended and Restated Indemnity Retrocession Agreement (the “Agreement”) between Retrocedent and Retrocessionaire amends and restates that certain Indemnity Retrocession Agreement effective 11:59 pm. EST on May 1, 2015 (the “Original Agreement”) by and between Retrocedent and Retrocessionaire (the “Parties”).

E.

The Texas Department of Insurance provided no objection letters to the Original Agreement on March 2, 2015 and the Delaware Department of Insurance provided an approval of that agreement on March 13, 2015.

F.	The Parties desire to amend Schedule C of the Agreement to address hedging in an alternative manner.

G.	Reinsurance under the Agreement shall remain effective as of the Effective Date, defined below.

NOW, THEREFORE, in consideration of the mutual benefits to be received by the Parties and the mutual covenants and agreements contained herein, the Parties agree that the recitals set forth above are adopted and made part of this Agreement and further agree as follows:

ARTICLE I

Definitions

Section 1.01. Definitions. For purposes of this Agreement, the following terms have the meanings indicated below:

“Administration Expenses” means the administration expenses set forth in Schedule C of the Sentinel Reinsurance Agreement.

“Agreement” shall have the have the meaning ascribed to it under the Recitals of this Agreement.

“Code” shall have the meaning ascribed to it under Section 4.04(a).

“DAC Tax Election” shall have the meaning ascribed to it under Section 4.04(a).

“Effective Date” under this Amended and Restated Reinsurance Agreement shall mean 11:59 p.m., Eastern Time, on May 1, 2015.

“Errors” shall have the meaning ascribed to it under Section 10.02 of this Agreement.

“FIA Policy” shall have the meaning ascribed to it in Schedule C of this Agreement.

“Option Budget” shall have the meaning ascribed to it in Schedule C of this Agreement.

“Option Payoff” shall have the meaning ascribed to it in Schedule C of this Agreement.

“Original Agreement” shall have the meaning ascribed to it under the Recitals of this Agreement.

“Panel” shall have the meaning ascribed to it under Section 7.04 of this Agreement.

“Party” and “Parties” shall have the meaning ascribed to it under Section 2.01(a) of this Agreement.

“Policy Liabilities” shall mean the gross liability and obligations of the Retrocedent based upon or arising out of the Retroceded Policies on or after the Effective Date, including, but not limited to, any claims, losses and benefits incurred with respect to the Retroceded Policies. Policy Liabilities shall include annuitizations of the Retroceded Policies listed in Schedule A to be reimbursed by Retrocessionaire in an amount equal to the Quota Share of the cash surrender values of such policies.

“Procedures” shall have the meaning ascribed to it under Section 7.02 of this Agreement.

“Pro-rated Option Budget” shall mean the amount equal to the product of (a) the Option Budget as of the recapture date, and (b) the ratio that the number of months (calculated to three decimal places) remaining in the current index term on which such Option Budget was based bears to 12 months.

“Quota Share” shall mean 100% of the applicable quota share for the Retroceded Policies as set forth in Schedule A.

“Reserves” shall mean, with respect to any Retroceded Policy:

•

that is a FIA Policy, the gross statutory reserve calculated in accordance with Actuarial Guideline 35 further assuming the market value of the call options associated with the current index term is zero, regardless of the observable market for such options (Iowa Bulletin 08-18 Reserve); and

•

that is a multi-year guarantee annuity (MYGA), the gross statutory reserve that would have been required under Utah statutes or regulations and in accordance with accepted actuarial industry practice for such Retroceded Policy had this Agreement not have been placed in effect.

“Retroceded Policies” shall mean the closed block of Sentinel Policies identified in Schedule A, subject to the quota share as set forth therein.

“Retrocedent” means Guggenheim Life and Annuity Company, an insurance company domiciled in Delaware.

“Retrocessionaire” means Clear Spring Life Insurance Company, an insurance company domiciled in Texas.

“Sentinel” shall have the meaning ascribed to it under the Recitals of this Agreement.

“Sentinel Policies” shall have the meaning ascribed to it under the Recitals of this Agreement.

“Sentinel Reinsurance Agreement” shall have the meaning ascribed to it under the Recitals of this Agreement.

Section 1.02. Regulatory Review. This Agreement shall be subject to receipt of all applicable consents and approvals from regulatory authorities and satisfaction of all applicable notice and other regulatory requirements imposed under applicable laws. Without limiting the foregoing, all the terms of this Agreement are subject to the approval of formation of Retrocessionaire by the Texas Department of Insurance.

ARTICLE II

Preamble

Section 2.01. Parties to the Agreement.

a.

This is an agreement for indemnity coinsurance reinsurance for the Quota Share of Policy Liabilities between the Retrocedent (having NAIC #83607) and the Retrocessionaire (having NAIC # 15691). The Retrocedent and the Retrocessionaire are collectively referred to in this Agreement as the “Parties” and individually as a “Party”.

b.

The acceptance of risks under this Agreement will create no right or legal relationship between the Retrocessionaire and Sentinel or owner, annuitant, certificate holder or beneficiary of any Retroceded Policy or any other insurance policy or other contract of Sentinel or Retrocedent.

c.	This Agreement is binding upon the Retrocedent and the Retrocessionaire and their respective successors and assigns.

ARTICLE III

Business Reinsured

Section 3.01. Indemnity Reinsurance. Subject to the terms and conditions of this Agreement, the Retrocedent hereby retrocedes on a coinsurance basis to the Retrocessionaire, and the Retrocessionaire hereby accepts and reinsures on an indemnity reinsurance basis, the Quota Share of the Policy Liabilities regarding the Retroceded Policies, as of the Effective Date.

Section 3.02. Changes to the Sentinel Reinsurance Agreement. The Retrocedent shall not agree to any amendment to or waiver under the Sentinel Reinsurance Agreement, without the consent of the Retrocessionaire.

Section 3.03. Changes to the Retroceded Policies. The Retrocessionaire shall be bound to accept changes to the terms or conditions of any Retroceded Policies that are permitted under the Sentinel Reinsurance Agreement.

Section 3.04. Follow the Fortunes, Follow the Settlements. The Retrocessionaire’s liability for each Retroceded Policy shall be subject in all respects to the same risks, terms, conditions, definitions, coverages, interpretations, waivers, modifications, alterations, indemnifications, and cancellations as apply to the Retrocedent with respect to each Retroceded Policy (including, without limitation, coverage for any extra-contractual obligations or losses in excess of policy limits to which the Retrocedent might be subject under or in relation to the Sentinel Reinsurance Agreement or otherwise). The Retrocessionaire shall follow the fortunes and settlements of the Retrocedent in respect of all business retroceded hereunder. All payments or settlements made by the Retrocedent with respect to the Retroceded Policies, whether under strict contractual terms or by way of compromise, shall be unconditionally binding upon the Retrocessionaire.

Section 3.05. Administration of the Retroceded Policies. Pursuant to Section 5.05 of the Sentinel Reinsurance Agreement, Sentinel shall provide all administration of the Retroceded Policies. Retrocedent shall provide equity index hedging with respect to the Retroceded Policies that are fixed indexed annuities. As part of the monthly settlements described in Section 5.02, the Parties shall pay the applicable Hedging Expense Allowances for Option Budget and Option Payoff, as determined in accordance with Schedule C.

ARTICLE IV

Considerations

Section 4.01. Transfer of Assets. Except as set forth in this Section 4.01, assets will be transferred by Retrocedent to Retrocessionaire as of the Effective Date as set forth in Section 4.02.

Section 4.02. Initial Transfer. Within thirty-one (31) days following the Effective Date, the Retrocedent will transfer to the Retrocessionaire cash, cash equivalents and other assets as mutually agreed by the Parties (including all cash flows from such assets and simple interest on cash at a rate of 0.07% per year from the Effective Date until the transfer date), with a market value equal to the Retrocedent’s good faith estimate of the Quota Share of the Reserves for the Retroceded Policies as of the Effective Date.

Such transfers shall be made in each case as of the Effective Date, free and clear of all liens, charges, claims or other interests.

Within twenty (20) days after such transfer, the Retrocedent shall provide the Retrocessionaire with a final figure for this calculation. Within five (5) business days after receipt of such final figure, the Retrocessionaire shall notify the Retrocedent of any disagreement with the figure. Within two (2) business days of agreeing on or otherwise finalizing the figure, the Party owing the difference between the final figure and the estimated figure shall pay that difference to the other Party, along with simple interest at a rate of 0.07% per year from the date of the original transfer of assets until payment of the difference. Any transferred asset shall be assigned or endorsed in blank by the Retrocedent to the Retrocessionaire in order to transfer absolutely and unequivocally all right, title and interest in such assets.

Section 4.03. Payment Obligations. On each monthly settlement date, the Parties shall pay to the other the amounts set forth in Article V and any other amounts due under this Agreement.

Section 4.04. DAC Tax.

a.

The Retrocedent and the Retrocessionaire agree to elect, pursuant to U.S. Treasury Regulations Section 1.848-2(g)(8), to determine specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), (the “DAC Tax Election”).

b.

This DAC Tax Election will be effective for the first taxable year in which this Agreement is effective and for all years for which this Agreement remains in effect, and each party agrees that it will take no action to revoke such DAC Tax Election.

c.

The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Code.

d.	The parties agree to sign the DAC Tax Election in the format provided in Schedule D upon the execution of this Agreement.

e.

The parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. If requested, the Retrocedent will provide supporting information reasonably requested by the Retrocessionaire. (The term “net consideration” means “net consideration” as defined in Regulation Section 1.848-2(f)).

f.

The Retrocedent and the Retrocessionaire will each attach a schedule to their respective federal income tax returns filed for the first taxable year for which this DAC Tax Election is effective, and each year thereafter. Such schedules will identity the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848-2(g)(8) has been made.

g.

The Retrocedent and the Retrocessionaire represent and warrant that each is respectively subject to U.S. taxation under with the provision of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Code.

ARTICLE V

Reporting and Payments

Section 5.01 Reporting.

a.

Within twenty-five (25) days after the end of each calendar month, the Retrocedent shall provide the Retrocessionaire a report setting forth the information and in the format to be mutually agreed between the Parties for such report. Such report shall be at least in the form substantially similar to Schedule B-1 and Schedule B-2 on Schedule B and include, but not be limited to, the amount of premiums, commissions, administration expense allowances, policy detail data, Policy Liabilities, reserves, any and all claim reserves as calculated in accordance with NAIC Convention Blank Exhibit 8, number of Retroceded Policies and account values in force for such calendar month, and all other amounts received and paid by the Retrocedent with respect to the Retroceded Policies and as contemplated by this Agreement. The report required hereunder following the termination of this Agreement will be deemed the final accounting and settlement under this Agreement. This Section 5.01(a) shall be unconditional upon the performance of any other agreement or person. In addition, The Retrocedent will submit to the Retrocessionaire such other reports as may be reasonably requested including without limitation, quarterly reports of the reserve information listed in Schedule B-3 on Schedule B.

b.

So long as any Policy Liabilities under the Retroceded Policies remain subject to indemnity reinsurance under this Agreement, the Retrocedent shall (or shall cause its designee to), within forty-five (45) days after the end of each calendar quarter, furnish to the Retrocessionaire any financial or other reports pertaining to the Policy Liabilities for the Retroceded Policies that may reasonably be required by the Retrocessionaire for financial statement preparation or any other reasonable business purpose. The Retrocedent and the Retrocessionaire shall cooperate with each other in good faith to develop a mutually acceptable format for such reports.

c.

The Retrocedent shall pay to the Retrocessionaire the Quota Share of any additional amounts received by the Retrocedent with respect to the Retroceded Policies, including any premiums, salvage, subrogation and recoveries. The Retrocedent shall reflect any such amounts in the report to be provided under subparagraph (a) above, and shall settle any such amounts shown as contemplated in Section 5.02.

Section 5.02. Monthly Settlements

a.

No later than three (3) business days after the Retrocessionaire’s receipt of the report sent by the Retrocedent in accordance with Section 5.01(a) above, the Retrocedent or Retrocessionaire, as the case may be, shall remit any amounts shown to be due from the report, including without limitation, the items set forth in Articles VI and Article VII of the Sentinel Reinsurance Agreement and Article V of this Agreement. Without limiting the foregoing, with respect to the Retroceded Policies:

(1) The Retrocedent shall pay to the Retrocessionaire the:

(a) true-up amount, if any, as provided in Section 4.02;

(b) Option Payoffs as provided in Schedule C of this Agreement;

(c) Quota Share of net premiums received by the Retrocedent;

(d) Quota Share of collections and recoveries as provided in Section 5.01(c);

(e) Quota Share of commission chargebacks received by the Retrocedent as provided in Schedule C of the Sentinel Reinsurance Agreement;

(f) such other amounts payable by the Retrocedent under this Agreement.

(2) The Retrocessionaire shall pay to the Retrocedent the:

(a) true-up amount, if any, as provided in Section 4.02;

(b) Option Budget as provided in Schedule C of this Agreement;

(c) Quota Share of commissions as provided in Schedule C of the Sentinel Reinsurance Agreement;

(d) Quota Share of Administration Expenses for the Policy Liabilities as provided in Schedule C of the Sentinel Reinsurance Agreement;

(e) paid Quota Share of Policy Liabilities; and

(f) such other amounts payable by the Retrocessionaire under this Agreement.

For the avoidance of doubt, any amounts shown to be due from the Retrocedent to the Retrocessionaire shall be offset against amounts shown to be due from the Retrocessionaire to the Retrocedent and vice versa and only net amounts shall be paid.

Section 5.03. Relationship with the Sentinel Reinsurance Agreement. The Retrocessionaire acknowledges and agrees that, to the extent that the Retrocedent’s ability to satisfy its payment, reporting or any other obligations under this Agreement depend upon the Retrocedent’s receipt of the corresponding payments, reports or other information under the Sentinel Reinsurance Agreement, the Retrocedent’s obligations hereunder are contingent upon the Retrocedent’s actual receipt of the corresponding payment, report or other information.

ARTICLE VI

Duration of Risk

Section 6.01. Duration. Except as otherwise provided herein, this Agreement shall be unlimited in duration.

Section 6.02. Retrocessionaire’s Liability. The liability of the Retrocessionaire with respect to any Retroceded Policy shall begin simultaneously with that of the Retrocedent, but not prior to the Effective Date and shall continue until the earlier of (i) with respect to a Retroceded Policy, such time as the Retrocedent no longer has liability relating to such Retroceded Policy under the Sentinel Reinsurance Agreement, or (ii) the termination of this Agreement in accordance with its terms and conditions.

Section 6.03. Recapture. The Retrocedent may recapture the Retroceded Policies and certain cash or assets from the Retrocessionaire as specifically provided for in Article IX.

ARTICLE VII

Dispute Resolution

Section 7.01. Issue Resolution. The Parties agree to the following process for resolving any disputes relating to this Agreement, including but not limited to any disputes related to the formation or validity of this Agreement or the payment of claims under this Agreement.

a.

Within fifteen (15) days after the Retrocessionaire or the Retrocedent provides to the other Party written notice of its intent to activate the terms of this Article to resolve an issue specifically described in the notice, each Party will designate a representative to attempt to resolve the issue.

b.

The designated representatives shall be a current senior executive for each Party and shall meet at a mutually-agreeable location as soon as possible and as often as necessary in order to gather and furnish the other Party with all appropriate and relevant information concerning the issue. The designated representatives will discuss the issue and will negotiate in utmost good faith.

c.	During the negotiation process, all reasonable requests made by one designated representative to the other for information will be honored.

d.	The designated representatives will decide the specific format for such discussions.

e.	Any resolution of the issue negotiated by the designated representatives shall be formalized in a writing signed by officers of each Party.

Section 7.02. Arbitration. The Parties agree to act in all things with the highest good faith in connection with this Agreement. However, in the event the Parties cannot mutually resolve a dispute or claim which arises out of or in connection with this Agreement under the Issue Resolution provisions above, the Parties agree that the dispute or claim shall be submitted to binding arbitration, regardless of the insolvency of either Party, unless the conservator, receiver, rehabilitator, liquidator, or statutory successor is specifically exempted from an arbitration proceeding by applicable state law. Any arbitration shall be based upon the Procedures for the Resolution of U.S. Insurance and Reinsurance Disputes dated September 2009 (the “Procedures”), and as supplemented or limited by this Article VII. In the event of any conflict between the Procedures and this Article, this Article, and not the Procedures, will control.

Section 7.03. Notice. Either Party may initiate arbitration by providing written notification to the other Party. Such written notice shall contain a brief statement of the issue(s), the failure on behalf of the Parties to reach amicable agreement and the date of demand for arbitration. The Party to which the notice is sent will respond to the notification in writing, within ten (10) days of its receipt. Any notice provided by either Party under this provision shall be given as provided in Section 10.09 of this Agreement.

Section 7.04. Panel. The arbitration panel (the “Panel”) shall consist of three disinterested arbitrators, one to be appointed by the Retrocedent, one to be appointed by the Retrocessionaire and the third to be appointed by the two party-appointed arbitrators in accordance with this Article VII. The third arbitrator shall serve as the umpire, who shall be neutral. The arbitrators and umpire shall be persons who are current or former officers or executives of an insurer or reinsurer, other than the Parties to this Agreement or their affiliates or subsidiaries, with more than ten (10) years of life or annuity insurance or reinsurance experience. The arbitrators will regard this Agreement from the standpoint of practical business and equitable principles rather than that of strict law.

Section 7.05. Procedure.

a.

Within thirty (30) days of the commencement of the arbitration proceeding, each Party shall provide the other Party with the identification of its party-appointed arbitrator, and his or her address (including telephone, fax and e-mail information), a copy of the arbitrator’s curriculum vitae and a completed Procedures Candidate Questionnaire as provided for in the Procedures. If either Party fails to appoint an arbitrator within that thirty (30) day period, the non-defaulting Party will appoint an arbitrator to act as the party-appointed arbitrator for the defaulting Party. The two party-appointed arbitrators shall seek to reach agreement on an umpire as soon as practical but no later than thirty (30) days after the appointment of the second arbitrator. The party-appointed arbitrators may consult, in confidence, with the Party who appointed them concerning the appointment of the umpire.

b.

Should the two arbitrators fail to choose an umpire within thirty (30) days, as specified in subparagraph (a) above, each arbitrator shall propose three names, of whom the other shall strike two, and the decision shall be made from the remaining two by drawing lots. The expense of the appointment of the umpire shall be borne equally by each Party to this Agreement.

c.

The Panel may, in its sole discretion, make orders and directions as it considers to be necessary for the final determination of the matters in dispute. Such orders and directions may be necessary with regard to pleadings, discovery, inspection of documents, examination of witnesses and any other matters relating to the conduct of the arbitration. The Panel will have the widest discretion permissible under the law and practice of the place of arbitration when making such orders or directions.

d.

The Panel will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the life and annuities insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law; there will be no appeal from their decision, and should either Party fail to comply with the decision of the arbitrators, the other Party shall have the right to seek and receive the assistance of any court having jurisdiction of the subject matter to enforce the decision of the arbitrators by having the arbitrators’ decision reduced to judgment.

Section 7.06. Place of Arbitration. The arbitration shall take place in Indianapolis, Indiana or any other mutually agreed location and shall commence no later than forty-five (45) days after the appointment of the umpire.

Section 7.07. Panel’s Decision. The decision of the Panel shall be delivered to the Parties no later than twenty (20) days after the close of the arbitration proceedings, and shall be final and binding on the Parties. In no event shall the Panel include in the arbitration award any punitive or exemplary damages.

Section 7.08. Arbitration Costs. Each Party shall bear the expense of its own arbitration, including its arbitrator and outside attorney fees, and jointly and equally bear with the other Party the expenses of the umpire. Any remaining costs of the arbitration shall be determined by the Panel, which may take into account the law and practice of the place of arbitration.

Section 7.09. Survival. This Article VII shall survive the expiration or termination of this Agreement.

ARTICLE VIII

Insolvency

In the event of the Retrocedent’s insolvency, any payments due to the Retrocedent from the Retrocessionaire pursuant to the terms of this Agreement shall be made directly to the statutory successor of the Retrocedent or its conservator, liquidator, or receiver without diminution because of the insolvency of the Retrocedent. It is understood, however, that in the event of such insolvency, the conservator, liquidator, receiver or statutory successor of the Retrocedent shall give written notice to the Retrocessionaire of the pendency of a claim against the Retrocedent on a risk reinsured hereunder within a reasonable time after such claim is filed in the insolvency proceeding. Such notice shall indicate the reinsured risk and whether the claim could involve a possible liability on the part of the Retrocessionaire. During the pendency of such claim, the Retrocessionaire may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses it may deem available to the Retrocedent, its conservator, liquidator, receiver or statutory successor. It is further understood that the expense thus incurred by the Retrocessionaire shall be chargeable, subject to approval of the court, supervisor, liquidator, conservator or receiver having jurisdiction, against the Retrocedent as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Retrocedent solely as a result of the defense undertaken by the Retrocessionaire.

ARTICLE IX

Termination and Recapture

Section 9.01. Termination by Mutual Consent. This Agreement may be terminated at any time by mutual written consent of the Parties. In the event of termination pursuant to this Section 9.01, the Retrocedent and the Retrocessionaire shall each notify their respective domiciliary Insurance Department within a reasonable amount of time of such termination.

Section 9.02. Termination of the Retrocedent’s Liability on Retroceded Policies. This Agreement shall automatically and immediately terminate at the date the liability of the Retrocedent on the last Retroceded Policy covered hereunder terminates, including upon recapture as set forth in Section 9.03.

Section 9.03. Recapture by the Retrocedent.

a.	The Retrocedent shall have the right to recapture immediately from the Retrocessionaire any Retroceded Policies that are recaptured by Sentinel under the Sentinel Reinsurance Agreement.

b.	In addition, the Retrocedent may recapture all Retroceded Policies, should the Retrocessionaire:

(i)	have ceased doing business; or

(ii)	been proven culpable for fraud or embezzlement; or

(iii)

be found to have failed to comply in any material respect with any applicable federal, state or municipal statute, law, rule, or regulation governing the insurance or reinsurance of the Retroceded Policies; or

(iv)	be found in material default of this Agreement; or

(vi)	become or be deemed insolvent.

c.

The Retrocedent shall send notice to the Retrocessionaire to exercise its right of recapture under subparagraph (a) or (b) above from time to time. Such notice shall specify the effective date of any such recapture. Upon receiving such notice of recapture, the Retrocessionaire shall promptly pay to the Retrocedent the Quota Share of the Reserves, less the Pro-Rated Option Budget, in each case, applicable to the Retroceded Policies that are recaptured and determined as of the effective date of such recapture.

d.

Following the effective date of any such recapture, the Retrocessionaire shall have no further liability for any Retroceded Policy that is recaptured by the Retrocedent as provided in this Section 9.03.

ARTICLE X

General Provisions

Section 10.01. Claims Settlements. The Retrocessionaire will pay its Quota Share of any settlement reached in connection with a claim for benefits in accordance with the terms of this Agreement.

Section 10.02. Misunderstandings and Oversights. Unintentional or inadvertent errors, omissions, oversights, delays or misunderstandings (collectively “Errors”) in the administration of this Agreement of any nature made by either Party shall neither increase nor reduce the liability of either Party from what that liability would have been had no such Error taken place. Upon discovery, the Party committing an Error shall correct such Error retroactively to the time such Error occurred, and advise the other Party thereof as soon as possible. If it is not possible to restore each Party to the position it would have occupied but for the Error, the Parties will endeavor in good faith to promptly resolve the situation in a manner that most closely approximates the intent of the Parties as evidenced by this Agreement. Any resolution made to correct such an Error will not set a precedent for a similar subsequent Error. The provisions of this Article shall not relieve either Party of its obligation to perform within the time standards described in this Agreement or as otherwise mutually agreed.

Section 10.03. Audit. The Retrocessionaire, the Retrocedent, and their respective employees or authorized representatives may audit, inspect and examine, during regular business hours, at the offices of the other Party, provided that five (5) business days advance written notice has been given to the other Party, any and all books, records, statements, correspondence, reports, accounts and the related documents or other documents that relate to the Retroceded Policies and the reinsurance under this Agreement. The Parties agree to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners.

Section 10.04. Nonwaiver. No forbearance on the part of either Party to insist upon compliance by the other Party with the terms of this Agreement shall be construed as, or constitute a waiver of, any of the terms of this Agreement.

Section 10.05. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Section 10.06. Exhibits, Schedules and Paragraph Headings. Exhibits and schedules attached hereto are made a part of this Agreement. Paragraph headings are provided for reference purposes only and are not made a part of this Agreement.

Section 10.07. Financial Reports. The Retrocedent and the Retrocessionaire each agree to furnish the other with their respective NAIC Convention Blank Statements, as required by their respective state laws, within fifteen (15) business days after such reports are due to be filed with such respective states.

Section 10.08. Assignment. Neither Party may assign or otherwise delegate any of its rights, duties or obligations under this Agreement (i) without the prior written consent of the other Party hereto, such consent not to be unreasonably withheld, and (ii) approval from the Texas and Delaware Insurance Departments. Any assignment or delegation in violation of this paragraph shall be null and void.

Section 10.09. Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given if (i) delivered personally, (ii) five (5) days after being mailed, by certified mail, return receipt requested, first class postage, prepaid, (iii) one (1) business day after being sent by a nationally recognized courier service (e.g., Federal Express), to the addresses and to the attention of the Parties set forth below or to such other address or parties as provided in a notice given hereunder, or (iv) upon actual receipt if transmitted during business hours by facsimile (but only if receipt of a legible copy of such transmission is confirmed by the recipient).

If to the Retrocedent:

Guggenheim Life and Annuity Company

401 Pennsylvania Parkway, Suite 300

Indianapolis, IN 46280

Attention: Chief Operating Officer

Facsimile: (317) 536-3987

If to the Retrocessionaire:

Clear Spring Life Insurance Company

401 Pennsylvania Parkway

Suite 300

Indianapolis, Indiana 46280

Attn: President & CEO

Facsimile: (317) 536-3987

Section 10.10. Offset. All monies due either the Retrocedent or the Retrocessionaire under this Agreement may be offset against each other, dollar for dollar, regardless of insolvency of either Party.

Section 10.11. Cooperation. The Parties shall cooperate with one another in a commercially reasonable manner to carry out and implement the terms and objectives of this Agreement, and shall perform such further acts, execute such further documents and enter into such further agreements as are commercially reasonable and reasonably necessary to carry out and implement the terms and objectives of the Agreement. Without limiting the foregoing, each Party shall permit the other (and its authorized representatives) reasonable access to its premises, files and records relating to the Retroceded Policies and each Party shall make available to the other Party (and its authorized representatives) responsible officials for consultation for the purpose of more fully carrying out the terms and objectives of this Agreement, provided that the same be requested during normal business hours upon reasonable notice and without unreasonably disrupting the business of either Party. In addition, the Parties agree to provide each other with any reasonable requests for information needed to prepare their respective financial statements or regulatory filings. Such information will not be unreasonably withheld. Each Party shall retain, in accordance with its corporate retention policies and any and all applicable laws and regulations, all files and records related to the Retroceded Policies, but in any event for a period not less than six (6) years following the date of execution of this Agreement.

Section 10.12. Construction. This Agreement will be construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules.

Section 10.13. Entire Agreement. This Agreement, including any attached schedules or exhibits, constitutes the entire agreement between the Parties with respect to the business reinsured hereunder and supersedes all prior discussions and agreements between the Parties with respect to the subject matter of this Agreement. There are no understandings between the Parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by written amendment to this Agreement and signed by both Parties, and any material change or modification will also require the approval of the Delaware and Texas Insurance Departments. Any such amendment may be in the form of an addendum or other writing, including documents sent and signed by both Parties via e-mail or facsimile, will be regarded as part of this Agreement, and will be equally binding on the Parties.

Section 10.14. Severability. If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

Section 10.15. Confidentiality. The Parties will comply with all applicable state and federal privacy laws and requirements. In addition, the Parties will keep the business, policy and other records of the other Party, as well as all the other Party’s trade secrets and other confidential information, provided to it in connection with this Agreement or the transactions contemplated thereunder confidential and shall not disclose or reveal such information to anyone (other than its employees, representatives and agents and those of its affiliates), and the Parties will not use for any purpose whatsoever, other than performing their responsibilities under this Agreement, any such information, unless such Parties are legally required to disclose or reveal such information, provided that in that event such information shall be disclosed only to the extent required to satisfy such legal requirement and only after giving five (5) business days prior notice (to the extent practicable) to the other Party of such required disclosure.

CONFIDENTIAL

ARTICLE XI

Representations and Warranties of the Retrocessionaire

The following representations and warranties of the Retrocessionaire are made upon and subject to the approval of the formation of Retrocessionaire by the Texas Department of Insurance:

Section 11.10. Organization and Standing of the Retrocessionaire. The Retrocessionaire is an insurance company duly incorporated and validly existing under the laws of Texas.

Section 11.11. Authorization. The Retrocessionaire has all requisite power and authority to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery by Retrocessionaire of this Agreement and the performance by the Retrocessionaire of its obligations hereunder have been duly authorized and are valid and binding obligations of the Retrocessionaire, enforceable against it in accordance with its terms.

Section 11.12. No Conflict or Violation. The execution, delivery and performance of this Agreement by the Retrocessionaire will not (i) violate any provision of the Articles of Incorporation, By-laws or other charter or organizational document of the Retrocessionaire; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any contract or other agreement to which the Retrocessionaire is a Party which would materially affect this Agreement, including the ability of the Retrocessionaire to pay all amounts due hereunder; (iii) violate in any material respect any order, judgment or decree applicable to the Retrocessionaire; or (iv) violate in any material respect any statute, law or regulation of any jurisdiction applicable to the Retrocessionaire.

ARTICLE XII

Representations and Warranties of the Retrocedent

Section 12.01. Organization and Standing of the Retrocedent. The Retrocedent is an insurance company duly incorporated and validly existing under the laws of Delaware.

Section 12.02. Authorization. The Retrocedent has all requisite power and authority to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery by Retrocedent of this Agreement and the performance by the Retrocedent of its obligations hereunder have been duly authorized and are valid and binding obligations of the Retrocedent, enforceable against it in accordance with its terms.

CONFIDENTIAL

Section 12.03. No Conflict or Violation. The execution, delivery and performance of this Agreement by the Retrocedent will not (i) violate any provision of the Certificate of Incorporation, By-laws or other charter or organizational document of the Retrocedent; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any contract or other agreement to which the Retrocedent is a Party (including the Sentinel Reinsurance Agreement) which would materially affect this Agreement, including the ability of the Retrocedent to pay all amounts due hereunder; (iii) violate in any material respect any order, judgment or decree applicable to the Retrocedent; or (iv) violate in any material respect any statute, law or regulation of any jurisdiction applicable to the Retrocedent.

[Signature Page Follows]

CONFIDENTIAL

ARTICLE XIII

Execution

IN WITNESS WHEREOF, the Parties hereto have caused this Amended and Restated Agreement to be executed on the date indicated below.

GUGGENHEIM LIFE AND ANNUITY COMPANY	CLEAR SPRING LIFE INSURANCE COMPANY

By:	By:
Title:	Title:
Date:	Date:

ATTEST:	ATTEST:

By:	By:
Title:	Title:
Date:	Date:

Signature Page to GLAC/CSLIC Amended and Restated Indemnity Retrocession Agreement

SCHEDULE A

POLICIES AND RISKS REINSURED

Under this Agreement, the Retrocessionaire reinsures 100% of the “quota share” of the policies listed below which were issued by Sentinel prior to October 1, 2014 and in force as of the Effective Date:

Only a few pages of Schedule A are attached. The complete Schedule A is available in the electronic file called [to be identified].

Policy number	Product Type	Issue Date	quota share	quota share Reserve

SCHEDULE B

REPORTS

Schedule B-1: Monthly Report of Aggregate Activity and Settlements

By month for 2014	01/31/2014
Amounts Retrocedent owes Retrocessionaire
a Reinsurance Premiums	—
Reinsurance Cancels	—
Recaptured Bonus interest on Cancel	—

Reinsurance Premiums (net of cancels)	—

b Option Payoff	—
Amounts Retrocessionaire owes Retrocedent
a Net paid reinsurance benefits
Deaths	—
Interest on death claims	—
Loads on deaths	—
Market Value Adjustments - deaths	—
Premium tax collected on death claims	—
Surrender benefits	—
Loads on surrenders	—
Market Value Adjustments - Surrenders	—
Premium tax collected on surrenders	—
c Partial withdrawals	—
Loads on withdrawals	—
Market Value Adjustments - Withdrawals	—
d Annuitizations	—
Loads / MVA - Annuitizations	—
Premium tax collected on maturities	—

Total net paid reinsurance benefits	—

b Commissions
a First year commission	—
Commission Chargeback	—
Re-entry commission	—
Re-entry commission chargeback	—

Total Commissions	—

c Administration Fees	—

d Option Budget	—
Cash Settlement
Less previously paid	—
Closing month settlement	—

Supplemental Information
Account
Account Value	Value
Beginning of Period	—
+ Additions	—
- Reductions	—

End of Period	—

Number of Policies	Policy Counts
Beginning of Period	—
+ Additions	—
- Terminations	—
Other	—

End of Period	—

Pending Death Claim Liability	—
Statutory reserve	—
Cash Surrender Value (no MVA)	—
Tax Reserve	—
Account Value	—
Interest Credited	—

Schedule B-2: Monthly Policy Detail Report

Account Value Beginning of Period

Interest Credited

Surrenders

Withdrawals

Death Claims

Maturity/Annuitizations

Current Account Value

Guaranteed Interest Rate

Applicable Current Declared Rates

Term Period Maturity Date

Qualified Status

Schedule B-3: Quarterly Policy Detail Reserve Report

Policy number
Plan code
Issue date
Sex
Issue age
Qualification code
Account value
Cash value
Statutory reserve
Tax reserve
Valuation rate
Current crediting rate
Guaranteed rate

SCHEDULE C

Hedging Expense Allowances

With respect to each fixed indexed annuity (FIA) Policy that has an allocation to an Indexed Account for a Policy Year beginning during the current accounting period (including an election to remain in an Indexed Account at the expiration of a Policy Year) an allowance shall be due to the Retrocedent equal to the Option Budget (as defined below); and with respect to each FIA Policy that has an allocation to an Indexed Account for a Policy Year ending during the accounting period, an allowance shall be due to the Retrocessionaire equal the Option Payoff (as defined below).

Definitions

Capitalized Terms not defined in the Agreement or this Schedule C shall have the meaning ascribed to them in the applicable FIA Policy form.

Quota Share, or QS, means the Quota Share as defined in the Agreement.

Account Value of the Indexed Accounts, or IAV, means the total Account Value for the Indexed Accounts of the Policy

Declared Fixed Account Interest Rate, or DFR, means the rate declared for the Fixed Account for the relevant Policy Year

Risk Free Rate, or RFR, means 1 year LIBOR as of last day of the reporting month.

Withdrawn Values, or WV, means the amount withdrawn or surrendered from a Policy’s allocation to an Index Account during the relevant Policy Year.

Option Budget

With respect to each FIA Policy with which one or more Indexed Account allocations have been elected, and utilizing the Policy values at the beginning of the Policy Year, the Option Budget shall be equal to:

Option Payoff

With respect to each FIA Policy with which one or more Indexed Account allocations have been elected, the Option Payoff shall be equal to:

For purpose of the following, the subscript t-1 shall reference the Policy values at the beginning of the expiring Policy Year and the subscript t shall reference the Policy values at the end of the expiring Policy Year.

For purpose of the forgoing:

Excess Indexed Interest Credited, or EIIC, equals

IAVt - IAVt-1 + WV

Option Budget Refund for withdrawals, or RFND, equals

SCHEDULE D

DAC TAX ELECTION

§1.848-2(g)(8) Election.

Pursuant to §1.848-2(g)(8) of the Income Tax Regulations issued December, 1992 under §848 of the Internal Revenue Code of 1986, as amended, Guggenheim Life and Annuity Company and Clear Spring Life Insurance Company agree to the following election for the current tax year and all subsequent tax years for which this Agreement remains in effect. The terms used in this Article are defined by reference to Regulation Section 1.848-2, as amended from time to time.

1.

The party with net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deduction limitation of §848(c)(1).

2.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

3.

Guggenheim Life and Annuity Company shall submit to Clear Spring Life Insurance Company by June 1 of each year a schedule of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the company stating that such net consideration will be reported in the tax return for the preceding calendar year.

4.

Clear Spring Life Insurance Company may contest such calculation by providing an alternative calculation in writing within thirty (30) days of receipt of such calculation. Unless notified otherwise, Clear Spring Life Insurance Company will report the net consideration as determined by Guggenheim Life and Annuity Company in its tax return for the previous calendar year.

5.

If Clear Spring Life Insurance Company contests the calculation of the net consideration, both parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the alternative calculation is submitted. If both parties reach an agreement on an amount of net consideration, both parties shall report such amount in their respective tax returns for the previous calendar year.

GUGGENHEIM LIFE AND ANNUITY COMPANY	Date

CLEAR SPRING LIFE INSURANCE COMPANY	Date